CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST PURSUANT TO RULE 83. REDACTED PORTIONS ARE MARKED WITH [XXXX] AND HAVE BEEN SEPARATELY SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION.

October 24, 2017
VIA EDGAR
William Thompson
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:     Comment Letter Dated October 10, 2017
    The Dixie Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
    Filed March 13, 2017
    File No. 0-02585

Dear Mr. Thompson:
We are submitting this letter in response to the comment letter, dated October 10, 2017 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the filing listed above of The Dixie Group, Inc. (“DG” or the “Company”).
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.
In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by The Dixie Group Inc.” and each page is marked for the record with the identifying numbers and code “DG-001” through “DG-008.”
Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

The following is our reply to your letter dated October 10, 2017 commenting on our Form 10-K for the fiscal year ended December 31, 2016. For ease of reference, we have reproduced below your comments in the order in which they were presented in your letter, and have presented our reply to those comments below each such comment.

CONFIDENTIAL TREATMENT REQUESTED BY THE DIXIE GROUP, INC.-CONFIDENTIAL PORTIONS MARKED BY [XXXX]

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies, page 23

1.
We note the overall net book value of the company exceeds your market capitalization, suggesting that goodwill might be at risk of failing step 1 of the goodwill impairment test (or the quantitative impairment test). Please tell us your consideration of providing the following disclosures in order to comply with the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty.

•The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•The amount of goodwill allocated to the reporting unit;
•A description of the methods and key assumptions used and how the key     assumptions     were determined;
•A discussion of the degree of uncertainty associated with the key             assumptions. The discussion regarding uncertainty should provide             specifics to the extent possible (e.g., the valuation model assumes             recovery from a business downturn within a defined period of time); and
•A description of potential events and/or changes in     circumstances that could reasonably be expected to negatively     affect the key assumptions.

Reply

•
We do not believe that our goodwill test is at risk of failing step 1 of the impairment test. At December 31, 2016, we estimated the fair value of our reporting unit from both a discounted cash flow approach and a market approach and determined that the fair value of the reporting unit exceeded the carrying amount. Based on our estimates the fair value of our reporting unit exceeded that amount of carrying value by more than 30%. In developing our estimates, we assumed a five-year forecast of earnings before interest, taxes, depreciation and amortization (EBITDA) which we believe are reasonable given the historical cash flows of our businesses and reasonably anticipated market conditions. We considered synergies from a market participant viewpoint as well as forecasted capital expenditures to develop an unlevered cash flow. The market valuation approach included assumptions regarding average enterprise to EBITDA multiples of the median comparable public companies which we believe apply to our industry.

•
Under either test the percentage by which fair value exceeded the carrying value was by over 30%. In testing the sensitivity of the discounted cash flow test, the unlevered cash flow would have to decline by over 25% to make the book value equal to the market value. Likewise, the weighted average cost of capital would have to increase by over 30% to make the

CONFIDENTIAL TREATMENT REQUESTED BY THE DIXIE GROUP, INC.-CONFIDENTIAL PORTIONS MARKED BY [XXXX]

fair market value equal to the book value of the entity.

•
We concluded that it would be appropriate in future filings to expand the Critical Accounting Policies in Management’s Discussion and Analysis of Financial Condition and Results of Operations as described below using 2016 as an example in the underlined verbiage:

•
Goodwill is tested annually for impairment during the fourth quarter or earlier if significant events or substantive changes in circumstances occur that may indicate that goodwill may not be recoverable. The goodwill impairment tests are based on determining the fair value of the specified reporting units based on management judgments and assumptions using the discounted cash flows and comparable company market valuation approaches. We have identified our reporting unit as our floorcovering business for the purposes of allocating goodwill and assessing impairments. The valuation approaches are subject to key judgments and assumptions that are sensitive to change such as judgments and assumptions about sales growth rates, operating margins, the weighted average cost of capital (“WACC”), synergies from the viewpoint of a market participant and comparable company market multiples. When developing these key judgments and assumptions, we consider economic, operational and market conditions that could impact the fair value of the reporting unit. However, estimates are inherently uncertain and represent only management’s reasonable expectations regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. If we were unable to maintain cash flow at current levels for a prolonged period of time, we could fail to meet our goodwill tests. We are concentrated in the soft floorcovering part of the market and this area of the market has been shrinking. If we are unable to develop products that allow us to maintain or enhance our position in the upper end of the soft floorcovering portion of the market or are unable to generate growth through the offering of hard surface products we could lose the ability to generate sufficient cash flows to justify our calculations. Should a significant or prolonged deterioration in economic conditions occur, a substantial increase in our cost of capital occur or a decline in comparable company market multiples, then key judgments and assumptions could be impacted. We performed our annual assessment of goodwill in the fourth quarters of 2016, 2015 and 2014 and no impairment was indicated. In addition, at December 31, 2016, our reporting segment was not at risk of failing the first step of the goodwill impairment test. The estimated fair value exceeded the carrying amount at the date of testing by more than 30%.

Notes to Consolidated Financial Statements, page 39

2.
Please refer to ASC 280 and tell us in detail how you concluded you have only one reportable segment. Please be sure to address whether the residential and commercial operations represent separate operating segments, including how you arrived at your conclusion. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in ASC 280-10-50-21.

CONFIDENTIAL TREATMENT REQUESTED BY THE DIXIE GROUP, INC.-CONFIDENTIAL PORTIONS MARKED BY [XXXX]

Reply

For the reasons set forth below, we believe our residential and commercial operations may be viewed as separate operating segments from a market perspective and that they are properly aggregated as permitted by ASC 280.

•
Our CODM is our Chief Executive Officer, Dan Frierson. Presidents of each sales and marketing division and our manufacturing vice presidents report to the Chief Operating Officer who in turn reports to our CEO.

•	We determined that the two operating segments from a sales and marketing perspective are the residential and commercial divisions while the manufacturing assets are operated corporately.

•	The residential operating segment contains the sales forces and brands for Fabrica, Masland Residential, and Dixie Home.

•	The commercial operating segment contains Masland Contract and Atlas Carpet Mills sales forces and brands.

•	Our manufacturing, and distribution facilities are reported by facility and process and not through any one brand or application end use.

•	Externally we report our sales by end use and not through our operating segments.

•
The company also has various smaller cost reduction activities called Processing. Although Processing meets much of the criteria applicable to an operating segment, the Company views the Processing division as a cost reduction activity in that the intention is to lower the cost of internal carpet operations by more fully utilizing assets in yarn, dyeing and finishing activities. This division represented less than 2% of our sales in 2016. Therefore, we concluded that our processing division is immaterial and not a reportable segment.

•
The CODM views the combined manufacturing capabilities, marketing groups, and sales staffs as a resource pool for the development, production, sales and distribution of its high-end floorcovering products.

•
Our CODM receives information daily and monthly concerning sales force, brand and product performance in sales, order entry, and samples. We look at gross margin less selling as a profit measure in both sales force and product end use statements. We compare ourselves to the industry on an end use basis (residential versus commercial product categories). We look at our facilities on the basis of variance from standard cost, quality, and on time delivery. We record our human resource information on a facility basis. For an operating segment, we allocate cost variances first to products and then to a sales force but we do not allocate any inventory, machinery or facility assets to a sales force or division.

•
Because our products are concentrated at the upper end of the floorcovering price points, our products tend to converge in terms of price, styling and performance characteristics. Products that meet commercial performance characteristics are sold through residential sales forces for both residential and commercial applications. Likewise, our commercial sales forces sell residential products for both commercial and residential applications.

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•
The risk inherent in our processes are around being current with design and styling characteristics for our customers for both residential and commercial end uses. This requires that we focus our capital spending on acquiring the latest technology to continuously create differentiated, high styled products. [See note 1]

•	We manage our facilities around technology, operational expertise and processes.

•	[XXXX] [THIS TEXT HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Accordingly, we believe that the commercial and residential operating segments reflect businesses with materially similar economic characteristics:

•	Similar anticipated operating profit.

•	Similar performance characteristics and range of process.

•	Similar styling characteristics and the constant effort to achieve styling prominence.

•	Similar end use - flooring.

•	Virtually identical production processes and machinery.

•	Similar susceptibility to major market trends and customer focus.

•	Similar susceptibility to economic fluctuations at the purchasing level with the focus being at the higher end (our selling prices range from 2 to 10 times higher than the industry average).

•	All products are sold to wholesale customers.

•
Because of the commonality of raw materials and manufacturing processes, all our end products and both end use categories are exposed to similar risk of supply, raw material and manufacturing disruption, and to similar enhancement from lower costs and manufacturing efficiencies.

We believe we meet each of the aggregation criteria set forth in ASC 280:

•
Similarities of products. Our products are built to the standards of the higher end commercial and industrial application. Therefore, they are characterized by heavier weights, resistance to wear and stains, differentiation in texture, color and pattern. [See note 2].

•
The nature of the production processes. Our facilities all have processes that manufacture both residential and commercial products for various sales forces and end uses. The focal point of our facilities is determined by production processes and methods. [See note 3]

•
The type of customer. Although the end use may be characterized as commercial or residential, the focus and emphasis of our business on the upper end of the floorcovering market where competition is on styling and performance, irrespective of end use, and the risk of failing to anticipate and respond to styling and design changes apply equally to all markets we serve. Our residential sales forces sell both residential and commercial products to designers and retailers. Likewise, our commercial sales forces

CONFIDENTIAL TREATMENT REQUESTED BY THE DIXIE GROUP, INC.-CONFIDENTIAL PORTIONS MARKED BY [XXXX]

sell products for both residential and commercial end uses to designers and flooring contractors.

•
The methods used to distribute their products. Virtually all of our sales in both the residential and commercial operating segments are sold specific to a particular job and are installed upon receipt by the customer. We have very few bulk sales to intermediate distributors.

•	The nature of the regulatory environment does not apply to our markets.

Notes

•
1: For example, our first Color Point cut loop machine, the latest generation of technology in tufting today, had as its first two product introductions a group of Fabrica residential products and Atlas commercial products produced on it in our Commerce, California facility with all of the production dyed and finished at our Susan Street facility in Santa Ana, California.

•
2: We offer the identical products, though often named differently, through both residential and commercial sales forces. For example, we offer polyester residential broadloom carpet through both our Dixie Home (residential) and Masland Contract (commercial) sales forces. Likewise, we have a main street commercial line of products sold through our Masland residential sales force while also being offered in architect folders through our Masland Contract commercial sales force.

•
3: For example, our west coast operations, representing primarily Fabrica, our most quality focused residential brand, and Atlas, our most quality focused commercial brand, both source raw materials from our Roanoke yarn operation, share tufting operations, and utilize a single dyeing and finishing operation for broadloom carpet.

3.	Please tell us your consideration of providing the product group disclosures required by ASC 280-10-50-40 for soft floorcoverings versus hard service products versus luxury vinyl tile, etc.

Reply

We entered the hard surface market in the second half of 2016. Therefore, our sales of hard surface products were de minimis. We currently treat our hard surface products as line extensions of our current brands, selling the same customer with the same sales person. We do not plan to treat these products as an operating segment as we do not believe they fit the criteria at this time. We will continue to evaluate the reporting of product groups under ASC 280-10-50-40 if such conditions change.

Note 14 - Income Taxes, page 54

1.
In light of your cumulative losses in recent years, please refer to ASC 740-10-30 and tell us both the positive and negative evidence considered in concluding that additional valuation allowances are not warranted. Please also tell us your consideration of providing more robust disclosures of this nature under Critical Accounting Policies in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

CONFIDENTIAL TREATMENT REQUESTED BY THE DIXIE GROUP, INC.-CONFIDENTIAL PORTIONS MARKED BY [XXXX]

Reply

•	The following negative evidence was considered in our evaluation of whether or not additional valuation allowances were needed against our deferred tax assets:

◦
Cumulative losses in recent years: ASC 740-10-30-21 states “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years”. We experienced losses in 2014, 2015 and 2016.

◦	Taxable Income in prior carryback years: We do not have taxable income in prior years that losses can be carried back.

◦
Future taxable income exclusive of reversing temporary differences: Because we experienced losses in 2014 - 2016 and positive earnings were forecasted in those years, we have concluded that we cannot rely on future earnings forecasts to generate taxable income.

•	The following positive evidence was considered in our evaluation of whether or not additional valuation allowances were needed against our deferred tax assets:

◦	We do not have a history of federal net operating loss or tax credit carryforwards expiring unused.

◦	The net operating loss carryforward period is not so brief that it would limit realization of tax benefits.

◦
Future reversals of existing taxable temporary differences: We will generate future taxable income from the reversal of deferred tax liabilities that will allow for the utilization of some of our deferred tax assets.

◦
Tax Planning Strategies: ASC 740-10-30-18 lists tax planning strategies as one of the four sources of income available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards. ASC 740-10-30-19 goes on to state “an entity shall consider tax-planning strategies in determining the amount of valuation allowance required”. We have identified tax planning strategies that we would implement to prevent an operating loss or tax credit carryforward from expiring unused.

◦
We have determined that the implementation of those tax planning strategies (along with the reversal of taxable temporary differences) would generate sufficient taxable income to realize its deferred tax assets.

◦	Therefore, our conclusion is that additional valuation allowances are not warranted.
Please also tell us your consideration of providing more robust disclosures of this nature under Critical Accounting Policies in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

•	We concluded that it would be appropriate in future filings to expand the MD&A discussion as we described below using 2016 as an example in the underlined verbiage:

◦
Income taxes. Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in a future period. We evaluate the recoverability of these future tax benefits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely on estimates, including business forecasts

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and other projections of financial results over an extended period of time. In the event that we are not able to realize all or a portion of our deferred tax assets in the future, a valuation allowance is provided. We would recognize such amounts through a charge to income in the period in which that determination is made or when tax law changes are enacted. For the periods shown we used future taxable income from the reversal of taxable temporary differences and forecasted tax strategies in determining the valuation of our deferred tax asset. We had valuation allowances of $5.4 million at December 31, 2016 and $5.3 million at December 26, 2015. For further information regarding our valuation allowances, see Note 14 to the consolidated financial statements and for information regarding our assumption of future taxable income see Income Tax Considerations included in this report.

Very truly yours,

THE DIXIE GROUP, INC.
/s/ Jon A. Faulkner
Vice President and Chief Financial
Officer
Replying on behalf of:
Daniel K. Frierson
Chief Executive Officer

cc:    John F. Henry
Miller & Martin

Matt Whitmire
DHG LLP

Roger Ensley
The Dixie Group, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY THE DIXIE GROUP, INC.-CONFIDENTIAL PORTIONS MARKED BY [XXXX]